United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2003



                                       OR


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission file number 1-7784


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                              100 CENTURYTEL DRIVE
                                MONROE, LA 71203

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel, Inc. Dollars and Sense Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel, Inc. Dollars and Sense Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP


Shreveport, Louisiana
June 9, 2004

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002


                                                          2003            2002
-------------------------------------------------------------------------------
PLAN ASSETS
     Investments, at fair value                  $  209,225,844     174,839,395
     Cash                                               211,299           4,512
     Contributions receivable - employer                415,050             890
     Contributions receivable - participants              7,928           2,139
-------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                $  209,860,121     174,846,936
-------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2003

-------------------------------------------------------------------------------
Additions to net assets:
Investment income:
   Net appreciation in fair value of investments:
      Mutual funds                                              $    16,844,173
      Common stocks                                                   9,077,332
   Dividend income                                                    2,147,051
   Interest income                                                      543,074
-------------------------------------------------------------------------------
      Net investment income                                          28,611,630
-------------------------------------------------------------------------------

Contributions:
   Participants                                                      13,774,135
   Employer                                                           5,528,043
   Transfer from CenturyTel, Inc. Employee Stock Ownership Plan       1,258,324
   Transfer from Spectra Communications Group, LLC 401(k) Plan          374,685
-------------------------------------------------------------------------------
      Total contributions                                            20,935,187
-------------------------------------------------------------------------------

      Total investment income and contributions                      49,546,817
-------------------------------------------------------------------------------
Deductions from net assets:
   Participant withdrawals                                           14,533,632
-------------------------------------------------------------------------------

Net increase                                                         35,013,185

Net assets available for benefits:
   Beginning of year                                                174,846,936
-------------------------------------------------------------------------------

   End of year                                                  $   209,860,121
===============================================================================


See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

      Basis of Presentation

      The CenturyTel, Inc. Dollars and Sense Plan (the Plan) was established on May 1, 1986. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

      The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

      Effective September 30, 2003, the Company merged the assets of the Spectra Communications Group, LLC 401(k) Plan (the "Spectra Plan") into the Plan. The total amount transferred was $374,685. Effective with this merger, participants of the Spectra Plan became participants in the Plan.

      The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      Participation

      Participation in the Plan is available to each employee of CenturyTel, Inc. and its participating subsidiaries (the Company), other than those who are classified as temporary employees or employees covered under a collective bargaining agreement.

      In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, which is executed either on-line or by telephone, an employee agrees to a deferral of between one percent and twenty-five percent of eligible compensation; however, the total amount contributed to the plan cannot exceed $12,000 for 2003 (as adjusted from year to year in accordance with Federal Law). The percentage of eligible compensation a participant elects to defer applies to the participant's W-2 earnings not in excess of $200,000 for 2003 (as adjusted in accordance with Federal Law) excluding overtime, special bonuses, severance pay, disability pay, reimbursements or other expense allowances, fringe benefits, moving expenses, deferred compensation, and welfare benefits. The amount of eligible compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee. The Elective Deferral Account is self-directed.

      As of the end of each payroll period, the Company contributes to an account (Employer Match Account) for each participant a contribution equal to 60% of each such participant's contribution during such payroll period; however, this matching contribution applies only to the first 6% of such participant's compensation contributed to the Plan. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to participants' accounts (Additional Match Account). Company contributions may be made in cash or CenturyTel, Inc. Common Stock (CenturyTel Common Stock). If made in cash, such cash is applied by the Trustee to the purchase of CenturyTel Common Stock. During 2003, the Company contributed CenturyTel common stock with a fair value of $5,528,043 to the Plan, of which $5,116,227 related to contributions made to the Employer Match Account and $411,816 related to contributions made to the Additional Match Account.

      Participants age 50 years or older are allowed to make an additional contribution to the Plan each year in excess of the otherwise prescribed limits. The amount of the allowable additional contribution for a participant in 2003 was $2,000; this amount will increase by $1,000 each year to a maximum of $5,000 in 2006 (which will thereafter be adjusted annually).

      An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408 (d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

      Additionally, an employee is permitted to transfer to the Plan as a contribution a portion of his interest in the CenturyTel, Inc. Employee Stock Ownership Plan (ESOP) pursuant to diversification rights under such plan. To qualify for this transfer an employee must be 55 years of age or older and have been a participant in the ESOP for ten years. Such contributions will be credited to an account on behalf of the participant (the ESOP Diversification Account). During 2003, transfers to the Plan from the ESOP aggregated $1,258,324.

      The interest of a participant in his Elective Deferral Account, Rollover/Transfer Account, Employer Match Account, Additional Match Account and ESOP Diversification Account is fully vested and non-forfeitable at all times.

      Reports to Participants

      All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

      Distributions

      If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan may be distributed to him or to his beneficiary in a lump sum or in periodic installments. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

      Withdrawals

      A participant who is an employee and over age 59 1/2 may make withdrawals from his vested accounts prior to meeting normal distribution requirements. A participant may make withdrawals from his Rollover/Transfer Account at any time. In addition, a hardship withdrawal may be made from an Elective Deferral Account or a Rollover/Transfer Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, purchase of a principal residence, or the prevention of eviction or foreclosure from the participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

      Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to change, suspend or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

      Loans to Participants

      The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is $50,000 reduced by the excess, if any, of the highest outstanding loan balance during the previous year over the outstanding balance on the date of the new loan or 50% of the account balance. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal on the last day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the participant's principal residence which may be for any period not to exceed fifteen years.

      Trustee

      The Trustee of the Plan, as of December 31, 2003, was T. Rowe Price Trust Company (T. Rowe Price). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

      Administration

      The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

      Investment Valuation and Income Recognition

      Investments in CenturyTel Common Stock are valued at the closing market price on December 31, 2003 and 2002, respectively. Other investments in the funds, which consist primarily of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Loans to participants are valued at principal amount outstanding which approximates market value. Interest income is recorded on the accrual basis.

(2)   DESCRIPTION OF THE FUNDS

      The following is a description of each of the funds which had outstanding balances and were available to Plan participants as of December 31, 2003:

      (a) CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($84,989,069 and $78,919,299 at December 31, 2003 and
           2002, respectively).

      (b) T. Rowe Price Equity Index 500 Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index ($30,542,256 and $23,631,045 at December 31, 2003 and 2002, respectively).

      (c) BGI Asset Allocation Fund - consists primarily of investments in common stocks, U. S. Treasury bonds and money market instruments ($17,452,047 and $14,905,732 at December 31, 2003 and 2002,
           respectively).

      (d) Loan Fund - represents loans to participants from the participants' investment accounts ($8,446,500 and $8,026,490 at December 31, 2003 and 2002, respectively).

      (e) BGI LifePath Retirement Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) in the near future ($1,603,966 and $865,533 at December 31, 2003 and 2002,
           respectively).

      (f) BGI LifePath 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($3,043,618 and $2,095,792 at December 31, 2003 and 2002,
           respectively).

      (g) BGI LifePath 2020 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($2,654,148 and $1,951,048 at December 31, 2003 and 2002,
           respectively).

      (h) BGI LifePath 2030 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 ($2,062,960 and $1,406,820 at December 31, 2003 and 2002,
           respectively).

      (i) BGI LifePath 2040 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 ($3,718,086 and $2,724,447 at December 31, 2003 and 2002,
           respectively).

      (j) Janus Fund - consists primarily of investments in U. S. and foreign equity securities ($12,836,245 and $9,781,267 at December 31, 2003 and 2002, respectively).

      (k) T. Rowe Price Summit Cash Reserves Fund - consists primarily of investments in various money market instruments ($15,071,835 and $15,059,796 at December 31, 2003 and 2002, respectively).

      (l) T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($5,526,603 and $3,012,599 at December 31, 2003 and 2002, respectively).

      (m) Janus Overseas Fund - consists primarily of investments in foreign equity securities ($1,691,969 and $689,877 at December 31, 2003 and 2002, respectively).

      (n) T. Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($7,135,700 and $2,816,912 at December 31, 2003 and 2002, respectively).

      (o)  Morgan Stanley Institutional Fund Small Company Growth
           Portfolio B - consists primarily of investments in equity securities of small companies ($3,488,255 and $1,291,038 at December 31, 2003 and 2002, respectively).

      (p) PIMCO Total Return Fund - consists primarily of investments in debt securities ($8,962,587 and $7,661,700 at December 31, 2003 and 2002,
           respectively).

      Investments in CenturyTel Common Stock Fund, BGI Asset Allocation Fund, Janus Fund, T. Rowe Price Summit Cash Reserves Fund, and T. Rowe Price Equity Index 500 Fund were each greater than 5% of net assets available for benefits at December 31, 2003.

      A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions and his contribution percentage at any time.

      All amounts allocated to a participant's Employer Match Account are invested in the CenturyTel Common Stock Fund. Participants who have not attained age 45 or three years of service have no power to transfer amounts in the Employer Match Account to an investment fund other than the CenturyTel Common Stock Fund. Participants who have attained age 45 or three years of service may redirect the investment of the balance in their Employer Match Account.

(3)   INCOME TAXES

      The Plan and related trust were designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in October 2003 related to the Plan.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Barclays Global Investors Funds, Inc. (Barclays), Janus Capital Corporation (Janus), Morgan Stanley Investment Management,
      Inc. (Morgan Stanley), Pacific Investment Management Company (PIMCO) or T. Rowe Price. T. Rowe Price is the Trustee as defined by the Plan. Therefore, Barclays, Morgan Stanley, PIMCO, Janus and T. Rowe Price qualify as parties-in-interest. Fees paid by the Company to T. Rowe Price for trustee, record keeping and other services amounted to $258,980 for the year ended December 31, 2003.

(5)   CONCENTRATION OF INVESTMENTS

      As of December 31, 2003 and 2002, 40.5% and 45.1%, respectively, of the net assets available for benefits were invested in CenturyTel Common Stock. Substantially all of the remaining net assets available for benefits were invested in mutual funds managed by T. Rowe Price, Barclays, Morgan Stanley, PIMCO, or Janus.

(6)   COMPANY/PARTICIPANT DIRECTED FUNDS

      The CenturyTel Common Stock Fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company, except for contributions made on behalf of participants who are age 45 or older or have three years of service. Such contributions can be redirected by these participants to the funds of their choice. All other contributions are participant directed.

      The following tables set forth information related to the CenturyTel Common Stock Fund's assets available for benefits as of December 31, 2003 and 2002 and the changes in such assets for the year ended December 31, 2003.


December 31,                                               2003           2002
-------------------------------------------------------------------------------
PLAN ASSETS
   Investments                                     $  84,989,069     78,919,299
   Contributions receivable - employer                   415,050            890
   Contributions receivable - participant                    102            427
-------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS                      $  85,404,221     78,920,616
===============================================================================


                                                             For the year ended
                                                              December 31, 2003
-------------------------------------------------------------------------------
Additions to assets:
Investment income:
   Net appreciation in fair value of investments              $       9,077,332
   Dividend and other income                                            588,082
   Interest income                                                      199,698
-------------------------------------------------------------------------------
      Net investment income                                           9,865,112
-------------------------------------------------------------------------------

Contributions:
   Participants                                                       3,336,744
   Employer                                                           5,528,043
   Transfer from CenturyTel Inc. Employee Stock
    Ownership Plan and Trust                                            464,293
-------------------------------------------------------------------------------
Total contributions                                                   9,329,080
-------------------------------------------------------------------------------
      Total investment income and contributions                      19,194,192
-------------------------------------------------------------------------------

Deductions from assets:
   Participant withdrawals                                            4,973,270
-------------------------------------------------------------------------------

Net increase prior to interfund transfers                            14,220,922

Interfund transfers                                                  (7,737,317)
-------------------------------------------------------------------------------

Net increase                                                          6,483,605

Net assets available for benefits:

   Beginning of year                                                 78,920,616
-------------------------------------------------------------------------------

   End of year                                                $      85,404,221
===============================================================================

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003


   Identity of issuer, borrower,                                                         Current
     lessor or similar party                       Description of Investment              Value
-------------------------------------------------------------------------------------------------------------------
Investment in CenturyTel Common Stock        2,605,428  shares at $32.62 per share    $  84,989,069    (Notes 1 & 2)

Loan Fund (interest rates ranged from
 4.75% to 12.50%)                                    -                                    8,446,500

Investment in Mutual Funds for
 Qualified Employee Benefit Plans:
   Managed by Barclays:
      Asset Allocation Fund                  1,870,530  shares at $ 9.33 per share       17,452,047    (Note 1)
      LifePath Retirement Fund                 145,418  shares at $11.03 per share        1,603,966
      LifePath 2010 Fund                       247,449  shares at $12.30 per share        3,043,618
      LifePath 2020 Fund                       187,838  shares at $14.13 per share        2,654,148
      LifePath 2030 Fund                       145,999  shares at $14.13 per share        2,062,960
      LifePath 2040 Fund                       240,342  shares at $15.47 per share        3,718,086
   Managed by Janus:
      Janus Overseas Fund                       81,895  shares at $20.66 per share        1,691,969
      Janus Fund                               546,921  shares at $23.47 per share       12,836,245    (Note 1)
   Managed by Morgan Stanley:
      Institutional Fund Small Company
       Growth Portfolio B                      334,124  shares at $10.44 per share        3,488,255
   Managed by PIMCO:
      PIMCO Total Return Fund                  836,843  shares at $10.71 per share        8,962,587
   Managed by T. Rowe Price:
      Equity Income Fund                       228,750  shares at $24.16 per share        5,526,603
      Equity Index 500 Fund                  1,019,775  shares at $29.95 per share       30,542,256    (Note 1)
      Mid-Cap Growth Fund                      166,333  shares at $42.90 per share        7,135,700
      Summit Cash Reserves Fund             15,071,835  shares at $1.00 per share        15,071,835    (Note 1)
-------------------------------------------------------------------------------------------------------------------
                                                                                     $  209,225,844
===================================================================================================================

Barclays, Janus, Morgan Stanley, PIMCO and T. Rowe Price are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes:  (1) These investments are greater than 5% of assets available for benefits.

        (2) Information on cost of investments is excluded as all investments except CenturyTel Common Stock Fund are participant directed. The CenturyTel Common Stock Fund is considered to be nonparticipant directed. The cost of investment in CenturyTel Common Stock is $67,428,993.

See accompanying report of independent registered public accounting firm.

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions

                      For the Year Ended December 31, 2003

                                                                                               Current Value of
                                                       Redemption                              Asset at Date of
                                           Purchase    or Selling   Lease   Expense   Cost of   Acquisition or      Net
   Description of Transaction                Price       Price      Rental  Incurred    Asset     Disposition    Gain (Loss)
----------------------------------------------------------------------------------------------------------------------------
                                           (Note 1)

Category (3) - A series of transactions
---------------------------------------
  in excess of 5% of beginning of year
  ------------------------------------
  Plan assets available for benefits
  ----------------------------------

Transactions in CenturyTel Common Stock   $9,972,187   $12,979,749     -        -   $10,158,856     (Note 2)     $2,820,893

T. Rowe Price is considered a party-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes: (1)  The purchase price denotes cost and current value of the security on the transaction date.

       (2) Current value is substantially the same as purchase price or selling price of the security on the transaction date.

See accompanying report of independent registered public accounting firm.

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              CenturyTel, Inc.
                                              Dollars and Sense Plan


June 25, 2004                                 /s/ R. Stewart Ewing, Jr.
                                              -------------------------
                                              R. Stewart Ewing, Jr.
                                              Retirement Committee Member
                                              and Executive Officer of
                                              Issuer of Plan Securities

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN

                                Index to Exhibits



   Exhibit
----------------------------------------------------------------------------
   23.1   Consent of Independent Registered Public Accounting Firm